LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
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FACSIMILE: (510) 834-8309

November 10, 2011

VIA EDGAR

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:         WNC California Housing Tax Credits II, L.P. (“Issuer”)
Preliminary Schedule 14A
Filed October 26, 2011
File No. 000-20056

Schedule 13E-3
Filed October 26, 2011
File No. 005-54015

Dear Mr. Hindin:

I am writing in response to your letter of November 8, 2011 regarding the above-referenced filings.  The responses below are numbered to correspond to the numbering system in your letter.

This letter is being filed in advance of the filing of the definitive solicitation materials and an amendment to the Schedule 13E-3.  The Issuer intends to file and distribute definitive consent solicitation materials as soon as is practical. This letter is accompanied by a PDF of the proposed changed pages to the filings.

1.           As indicated in your letter, a Rule 13E-3 transaction is any transaction or series of transactions involving either a reasonable likelihood or a purpose of producing any of the effects described in paragraph (a)(3)(ii) of the Rule. At the time of filing the October 29, 2010 preliminary consent solicitation materials regarding the proposed plan of liquidation, based on the facts and circumstances then existing, the Issuer’s general partner believed that such a reasonable likelihood or purpose did not exist.

The Issuer is a finite life limited partnership that was formed to acquire interests in lower tier partnerships for the production of low income housing tax credits. Its investment objective was to acquire these interests, hold them for the production of low income housing tax credits, and then sell all assets and liquidate the Issuer when the credits were realized and substantially all compliance periods assuring avoidance of credit recapture were completed. The Issuer reached that stage in prior years and the October 2010 solicitation was prepared, filed with the Commission, and distributed to the Issuer’s limited partners for approval of the liquidation of the Issuer in the ordinary and expected course of its investment cycle.

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
November 10, 2011

The October 2010 solicitation identified as a possibility the sale of one or more of the Issuer’s assets to the Issuer’s general partner and/or another affiliate. This possibility was included in the October 2010 solicitation in order to provide sufficient disclosure to the limited partners in connection with their making an informed decision regarding that solicitation. Nonetheless, it was the intention of the Issuer to prepare a solicitation regarding the sale of a specific asset to an affiliate if such a sale were to be proposed. This is the reason for the subject solicitation. The underlying assets held by the lower tier partnerships in which the Issuer held interests are low income housing projects. These projects involve a specialized market and it is possible that, in one or more cases, an affiliate would be positioned to offer the best price or terms to the Issuer or a lower tier partnership.

In the opinion of the Issuer’s general partner, no such sales were reasonably likely at the time of the October 2010 solicitation. Moreover, from a historical perspective, it was neither the intent of the Issuer or its general partner to effect a sale of substantially all the assets to the general partner or affiliates, nor, based on the historical experience of the general partner, was there any reasonable probability that the limited partner consents to the October 2010, if obtained, were reasonably likely to produce, directly or indirectly, the sale of substantially all of the Issuer’s assets to one or more affiliates of the Issuer and general partner until the present time. The Issuer invested in a total of 15 lower tier partnerships. If the proposed sale which is the subject of the current filing is completed on the proposed terms, the Issuer will have sold one of its 15 lower tier partnerships in transactions involving at the time of sale affiliates of the Issuer’s general partner. This would not be a sale of substantially all of the assets of the Issuer.

Accordingly, the Issuer’s general partner does not believe the October 2010 solicitation can be characterized as involving either a reasonable likelihood or a purpose of producing the sale of substantially all of the Issuer’s assets to one or more affiliates of the Issuer or its general partner.

2.           The staff’s comment is noted. Please be advised that future filings of preliminary consent solicitation materials will include their identification as such.

3.           Please see the revised disclosure in the consent solicitation statement under the caption “Summary of the Partnership LPA,” and the revisions to item 5(e) and item 16(d) of the Schedule 13E-3.

4.           Please see the revised disclosure in the general partner’s cover letter, which is the outside cover page to the consent solicitation statement.

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
November 10, 2011

Please contact the undersigned if you have any further questions or comments in this regard.

Very truly yours,

                     /s/ PAUL G. DANNHAUSER

Paul G. Dannhauser